UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 7)*

Top Tankers Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Y8897Y107

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 1,591,326 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,591,326 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,326 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.91%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. Y8897Y107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 1,591,326 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,591,326 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,326 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.91%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 7 amends and supplements Amendment No. 6 to the Schedule 13D, which was filed by QVT Financial LP (“QVT Financial”) and QVT Financial GP LLC on June 14, 2007 (the “Schedule 13D”), relating to the common stock, $0.01 par value per share (the “Common Stock”) of Top Tankers Inc. (the “Issuer”) held by the QVT Fund LP (the “Fund”), QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and a separate discretionary account managed by QVT Financial for Deutsche Bank AG (the “Separate Account”). Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. As of June 20, 2007, QVT Overseas Ltd. beneficially owned 762,059 shares of Common Stock, QVT Associates LP beneficially owned 280,767 shares of Common Stock, and QVT Global II L.P beneficially owned 291,862 shares of Common Stock. QVT Financial is also the investment manager for the Fund and the Separate Account. As of June 20, 2007, the Fund beneficially owned 5,278 shares of Common Stock and the Separate Account held 251,360 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P., the Fund and the Separate Account. Accordingly, as of June 20, 2007, QVT Financial may be deemed to have been the beneficial owner of an aggregate amount of 1,591,326 shares of Common Stock, consisting of the shares owned by QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. The Covered Persons, as managing members of QVT Financial GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

Each of QVT Financial, QVT Financial GP LLC and the Covered Persons disclaim beneficial ownership of the shares of Common Stock owned by the Fund, QVT Overseas Ltd., QVT Associates LP and QVT Global II L.P. and the shares of Common Stock held in the Separate Account.

The percentage disclosed in Item 13 of the Cover Pages for each reporting person is calculated based upon 32,429,105 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

(c) The reported share amounts for QVT Financial and QVT Financial GP LLC reflect amounts as of June 20, 2007. The Fund, QVT Overseas Ltd., QVT Associates LP, QVT Global II L.P. and Separate Account effected the following transactions in the Common Stock since the filing of Amendment No. 6 to the Schedule 13D and through June 20, 2007:

•

On June 18, 2007, QVT Associates LP sold 3,942 shares of Common Stock, QVT Overseas Ltd. sold 10,950 shares of Common Stock, QVT Global II L.P. sold 3,942 shares of Common Stock and the Separate Account sold 3,066 shares of Common Stock in the open market at a price of $6.911 per share.

•

On June 19, 2007, QVT Associates LP sold 8,064 shares of Common Stock, QVT Overseas Ltd. sold 22,400 shares of Common Stock, QVT Global II L.P. sold 8,064 shares of Common Stock and the Separate Account sold 6,272 shares of Common Stock in the open market at a price of $6.927 per share.

•

On June 20, 2007, QVT Associates LP sold 18,276 shares of Common Stock, QVT Overseas Ltd. sold 49,444 shares of Common Stock, QVT Global II L.P. sold 18,204 shares of Common Stock and the Separate Account sold 14,076 shares of Common Stock in the open market at a price of $7.17 per share.

•

On June 20, 2007, QVT Associates LP sold 822 shares of Common Stock, QVT Overseas Ltd. sold 2,283 shares of Common Stock, QVT Global II L.P. sold 823 shares of Common Stock and the Separate Account sold 639 shares of Common Stock in the open market at a price of $7.06 per share.

•

On June 20, 2007, QVT Associates LP sold 12,726 shares of Common Stock, QVT Overseas Ltd. sold 35,350 shares of Common Stock, QVT Global II L.P. sold 12,726 shares of Common Stock and the Separate Account sold 9,898 shares of Common Stock in the open market at a price of $7.165 per share.

(d) Not applicable.

(e) The reporting persons ceased to be the beneficial owner of more than five percent of the class of securities on June 20, 2007.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1- Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC,

its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: June 27, 2007

QVT FINANCIAL LP

By QVT Financial GP LLC,

its General Partner

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Tracy Fu
Name:	Tracy Fu
Title:	Managing Member